UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

THIRD COAST BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

88422P109

(CUSIP Number)

Castle Creek Capital Partners VIII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 30, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,244,905 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,244,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,244,905 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)        The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII Co-Investment Fund A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,607 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,607 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,607 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)        The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,483,512 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,483,512 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,483,512 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)        The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $1.00 per share (the “Common Stock”), of Third Coast Bancshares, Inc. (the “Company”). The address of the principal executive office of the Company is 20202 Highway 59 North, Suite 190, Humble, Texas 77338.

Item 2.	Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(a)-(c)	The following are the Reporting Persons: (i) Castle Creek Capital Partners VIII, LP, a Delaware limited partnership (“Fund VIII”) and a private equity fund focused on investing in community banks throughout the United States of America; (ii) Castle Creek Capital Partners VIII Co-Investment Fund A, LP, a Delaware limited partnership (“Fund VIII Co-Invest”, and together with Fund VIII, the “Fund VIII Entities”) and a private equity fund focused on investing in community banks throughout the United States of America; and (iii) Castle Creek Capital VIII LLC, a Delaware limited liability company (“CCC VIII”), whose principal business is to serve as the sole general partner of, and manage, Fund VIII and Fund VIII Co-Invest. The business address for each of the Reporting Persons is 11682 El Camino Real Suite 320, San Diego, CA 92130.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On September 30, 2022, pursuant to the investment agreement (the “Investment Agreement”), dated as of September 8, 2022, by and among the Company, Fund VIII, Fund VIII Co-Invest and certain other investors party thereto, (i) Fund VIII purchased 30,000 shares of the Company’s Series A convertible perpetual preferred stock (“Series A Preferred Stock”) and (ii) Fund VIII Co-Invest purchased 5,750 shares of the Company’s Series A Preferred Stock (together with the shares of Series A Preferred Stock purchased by Fund VIII, the “Shares”), in each case at a purchase price of $1,000 per Share. The aggregate purchase price paid by Fund VIII was $30,000,000 and the aggregate purchase price paid by Fund VIII Co-Invest was $5,750,000. In addition, Fund VIII was also issued warrants to purchase 119,000 shares of Common Stock (or, at the election of Fund VIII in accordance with the terms of the Warrant Agreement entered into between the Company and Fund VIII (the “Warrant Agreement”, and such warrants, the “Warrants”), an equivalent number of Series B Preferred Stock or Non-Voting Common Stock) at an exercise price equal to $22.50 per share of Common Stock pursuant to the Warrant Agreement.

The foregoing references to and descriptions of the Investment Agreement and the Warrant Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Investment Agreement and the Warrant Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

The Reporting Persons acquired the Shares and the Warrants in the ordinary course of business because of their belief that the Shares represent an attractive investment in accordance with their investment strategy. Subject to the limitations imposed by the Investment Agreement and applicable federal and state securities laws, the Reporting Persons may dispose of the Shares and/or the Warrants from time to time, subject to market conditions and other investment considerations, and may cause the Shares and/or the Warrants to be distributed in kind to investors. To the extent permitted by the Investment Agreement and applicable bank regulatory limitations, the Reporting Persons may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under the Investment Agreement and applicable laws, the Reporting Persons may engage in discussions with management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.

As further described in Item 6 below, pursuant to the Castle Creek Letter Agreement (as defined in Item 6 below), Fund VIII has the right to appoint a representative of Fund VIII to the Board. As of the date hereof, Fund VIII intends to designate Tony Scavuzzo, a managing principal of CCC VIII, to serve as the Fund VIII representative on the Board.

The foregoing references to and descriptions of the Investment Agreement and the Castle Creek Letter Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement and the Castle Creek Letter Agreement, which are attached hereto as Exhibits 99.2 and 99.4, respectively, and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned (2)(3)	Percent of Class (4)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VIII, LP	1,244,905	8.3%	0	1,244,905	0	1,244,905
Castle Creek Capital Partners VIII Co-Investment Fund A, LP	238,607	1.6%	0	238,607	0	238,607
Castle Creek Capital VIII LLC (1)	1,483,512	9.9%	0	1,483,512	0	1,483,512

(1)       CCC VIII disclaims beneficial ownership of the Common Stock owned by Fund VIII and Fund VIII Co-Invest, except to the extent of its pecuniary interest therein.

(2)       Represents the number of shares of Common Stock issuable upon conversion of Series A Preferred Stock (based upon the Conversion Rate as of the date hereof as set forth in the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock filed by the Company with the Secretary of State of the State of Texas on September 30, 2022 (the “Series A Certificate of Designation”).

(3)       Excludes 105,377 shares of Common Stock issuable upon conversion of 2,371 shares of Series A Preferred Stock (based upon the Conversion Rate as of the date hereof as set forth in the Series A Certificate of Designation) held by the Fund VIII Entities (due to the legal and contractual restrictions on the Fund VIII Entities’ ownership of Common Stock described herein) and all of the Warrants. Since Fund VIII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such Series A Preferred Stock and the Warrants (due in part to the limitations described in Item 6 below), those underlying shares are not included in the amount reported herein.

(4)      This calculation is based on 14,984,973 shares of Common Stock outstanding, which was calculated based on (i) 13,501,461 shares of Common Stock outstanding as of September 8, 2022, as represented by the Company in the Investment Agreement, and increased by (ii) 1,483,512 shares of Common Stock underlying 33,379 shares of Series A Preferred Stock issued pursuant to the Investment Agreement (which is the maximum number of shares of Series A Preferred Stock that the Fund VIII Entities would be permitted to convert into Common Stock based upon the limitations in the Investment Agreement, the Series A Certificate of Designation and other agreements and applicable law).

(c)

The information set forth in Item 3 and Item 5 is incorporated herein by reference. Except as set forth herein, none of the Reporting Persons had any transactions in the Common Stock (or securities convertible into the Common Stock) during the past 60 days.

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in the Schedule 13D.

(e)

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

The following is a description of certain terms of the Investment Agreement and related transaction documents:

Representations and Warranties. Pursuant to the Investment Agreement, the Company made customary representations and warranties to the Fund VIII Entities relating to, among other things, the Company, its business, the issuance of the Shares and authorization to enter into the transaction. The Fund VIII Entities also made customary representations and warranties to the Company regarding, among other things, each of the Fund VIII Entities’ valid organization and authorization to enter into the transaction. The Company’s and Fund VIII Entities’ representations and warranties generally expire twelve months following the Closing Date (as defined in the Investment Agreement), with the exception of certain fundamental representations of the Company, which survive for the maximum amount of time permitted under applicable law, and certain representations regarding, tax, environmental and employee benefit matters, which survive until 30 days after the expiration of the applicable statute of limitations.

Transfer Restrictions. The Fund VIII Entities agreed not to sell or dispose of the Shares unless doing so was in compliance with the Securities Act of 1933 (as amended, the “Securities Act”) and applicable state, federal or foreign securities laws.

Ownership Limitation and Avoidance of Control. Upon execution of the Investment Agreement, each of the Fund VIII Entities agreed that neither it nor its affiliates (for purposes of any banking regulation or law) shall be entitled to purchase shares of Common Stock that would result in the Fund VIII Entities and their affiliates collectively being deemed to own, control or have the power to vote more than 9.9% of the Company’s issued and outstanding voting securities.

Indemnification. The Company agreed to indemnify the Fund VIII Entities, their controlling persons and each of their directors, officers, shareholders, members, partners, employees, agents, investment advisors and those with similar roles (each a “Fund VIII Party”) for losses and liabilities suffered or incurred as a result of (i) the Company’s breach of any of its representations, warranties, covenants or agreements in the Investment Agreement or any other transaction documents or (ii) any action instituted against a Fund VIII Party in any capacity by any shareholder of the Company or other third party who is not an affiliate of such Fund VIII Party. The Company’s indemnification obligations are subject to the limitations set forth in the Investment Agreement (including the expiration of certain of the representations and warranties, as described above).

Shareholder Approval. The Company agreed to call and hold its annual shareholders’ meeting no later than May 31, 2023 to, among other matters, vote upon the approval required by the rules of the NASDAQ Global Select Market in connection with the issuance of shares of Common Stock in excess of 19.9% (the “Exchange Cap”) of the outstanding shares immediately prior to the execution of the Investment Agreement and upon approval and adoption of the Certificate of Amendment to the Company’s Certificate of Formation authorizing the non-voting common stock, par value $1.00 per share, of the Company (collectively, the “Shareholder Proposals”).

Voting Agreement. In connection with, and simultaneously with the execution of, the Investment Agreement, the Fund VIII Entities entered into a voting agreement (the “Voting Agreement”), pursuant to which each of the Fund VIII Entities agreed to vote the shares held by such Fund VIII Entity in favor of the Shareholder Proposals. The Castle Creek Letter Agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Board Representation. Pursuant to a side letter agreement entered into between the Company and Fund VIII on September 30, 2022 (the “Castle Creek Letter Agreement”), upon the written request of Fund VIII the Company will request the non-objection or approval of the Federal Reserve and the Texas Department of Savings and Mortgage Lending, to the extent required, for the appointment of a Fund VIII designee to the board of directors of the Company (the “Board Representative”) and will thereafter, within five business days following receipt of such non-objection or approval, cause the Board Representative to be elected or appointed to the Board and the board of directors of Third Coast Bank, SSB (the “Bank Board”), in each case subject to satisfaction of legal and regulatory requirements and in each case as long as Fund VIII owns 4.9% or more of all of the outstanding shares of Common Stock (calculated as set forth in the Castle Creek Letter Agreement). If Fund VIII has the right to a Board Representative, Fund VIII may also appoint a nonvoting, nonparticipating observer to the Board and the Bank Board (the “Board Observer”) to attend meetings of the Board and Bank Board (including any committee meetings which the Board Representative would have been permitted to attend).

Gross-Up Rights. Pursuant to the Castle Creek Letter Agreement, for so long as Fund VIII, together with its affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of Common Stock (calculated as set forth in the Castle Creek Letter Agreement), if the Company makes any public or nonpublic offering or sale of any equity (including Common Stock, Series A Preferred Stock, Series B Preferred Stock or Non-Voting Common Stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component, then, subject to certain exceptions, Fund VIII will be entitled to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of new securities in the aggregate required to enable it to maintain its proportionate Common Stock equivalent interest in the Company immediately prior to any such issuance of new securities. In addition, as long as Fund VIII, together with its affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of Common Stock, the Company shall not issue any shares or equity securities that rank senior to the Series A Preferred Stock or Series B Preferred Stock, as applicable, with respect to dividends or liquidation rights, in each case without the prior written consent of Fund VIII.

No Rights Agreement. Pursuant to the Castle Creek Letter Agreement, for so long as Fund VIII, together with its affiliates, owns, in the aggregate, 4.9% or more of all of the outstanding shares of Common Stock (calculated as set forth in the Castle Creek Letter Agreement), the Company shall not enter into any poison pill agreement, shareholders’ rights plan or similar agreement that limits the rights of Fund VIII to hold any shares of Series A Preferred Stock, Series B Preferred Stock, Non-Voting Common Stock or Common Stock or Warrants or acquire additional securities of the Company unless such poison pill agreement, shareholders’ rights plan or similar agreement grants an exemption or waiver to Fund VIII that would allow the Lead Investor and its Affiliates and associates to acquire such additional securities of the Company. The Castle Creek Letter Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Registration Rights. In connection with the Investment Agreement, the Company, Fund VIII, Fund VIII Co-Invest and certain other investors entered into a registration rights agreement, dated as of September 30, 2022 (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company granted Fund VIII and Fund VIII Co-Invest (i) customary mandatory registration rights, requiring the Company to file a registration statement in accordance with the terms of the Registration Rights Agreement no later than September 30, 2024 and (ii) customary piggyback registration rights and shelf registration rights. The Registration Rights Agreement is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Warrant. The Company and Fund VIII entered into the Warrant Agreement to, among other things, authorize and establish the terms of the Warrant, subject to certain adjustments described below. The Warrant is exercisable at any time, and from time to time, in whole or in part, until September 30, 2029. However, the exercise of such Warrant remains subject to the Exchange Cap and regulatory approval if Fund VIII’s ownership of Common Stock would exceed 9.9%.

The exercise price (currently $22.50 per share of Common Stock) and the number of shares of Common Stock for which the Warrant is exercisable are subject to adjustment from time to time upon the occurrence of certain events including: (1) the Company declaring a dividend or making a distribution on its Common Stock in shares of Common Stock, (2) splitting, subdividing or reclassifying the outstanding shares of Common Stock into a greater number of shares, or (3) a distribution to all holders of Common Stock of cash, any shares of any class other than the Company’s Common Stock, evidences of indebtedness of the Company, rights or warrants of the Company. Notwithstanding the foregoing, upon Fund VIII’s election, Fund VIII will receive the same cash dividends on the Warrant as common stockholders instead of an adjustment to the exercise price and the number of shares of Common Stock for which the Warrant is exercisable. The Warrant Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

ERISA Matters. Fund VIII was provided customary VCOC rights pursuant to a VCOC Letter Agreement, dated as of September 30, 2022, by and between Fund VIII and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, annual and quarterly financial reports), the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle Fund VIII to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar quarter. The Company also agreed to consider, in good faith, the recommendations of Fund VIII or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company. The VCOC Letter Agreement is attached hereto as Exhibit 99.7 and incorporated herein by reference.

The foregoing references to and descriptions of the Investment Agreement, the Warrant Agreement, the Castle Creek Letter Agreement, the Registration Rights Agreement, the Voting Agreement and the VCOC Letter Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, the Warrant Agreement, the Castle Creek Letter Agreement, the Registration Rights Agreement, the Voting Agreement and the VCOC Letter Agreement, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7, respectively, and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of October 7, 2022, by and between Castle Creek Capital Partners VIII, LP, Castle Creek Capital Partners VIII, Co-Investment Fund A, LP and Castle Creek Capital VIII LLC.
Exhibit 99.2	Investment Agreement, dated as of September 8, 2022, by and among Third Coast Bancshares, Inc., Castle Creek Capital Partners VIII, LP, Co-Investment Fund A, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Third Coast Bancshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2022).
Exhibit 99.3	Warrant Agreement, dated as of September 30, 2022, by and between Third Coast Bancshares, Inc. and Castle Creek Capital Partners VIII, LP (incorporated by reference to Exhibit 4.1 to Third Coast Bancshares, Inc's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2022).
Exhibit 99.4	Letter Agreement, dated as of September 30, 2022, by and between Third Coast Bancshares, Inc. and Castle Creek Capital Partners VIII, LP.
Exhibit 99.5	Form of Voting Agreement, dated as of September 8, 2022, by and among Third Coast Bancshares, Inc., Castle Creek Capital Partners VIII, LP, Castle Creek Capital Partners VIII Co-Investment Fund A, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Third Coast Bancshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2022).
Exhibit 99.6	Form of Registration Rights Agreement, dated as of September 30, 2022, by and among Third Coast Bancshares, Inc., Castle Creek Capital Partners VIII, LP, Castle Creek Capital Partners VIII Co-Investment Fund A, LP and certain other investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to Third Coast Bancshares, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2022).
Exhibit 99.7	VCOC Letter Agreement, dated as of September 30, 2022, by and between Third Coast Bancshares, Inc. and Castle Creek Capital Partners VIII, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2022

CASTLE CREEK CAPITAL PARTNERS VIII, LP By: Castle Creek Capital VIII LLC, its general partner

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal
CASTLE CREEK CAPITAL PARTNERS VIII CO-INVESTMENT FUND A, LP By: Castle Creek Capital VIII LLC, its general partner

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal
CASTLE CREEK CAPITAL VIII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D (THIRD COAST BANCSHARES)